## Contact

www.linkedin.com/in/page-west-b8735a59 (LinkedIn)

## Top Skills

Java

C#

JavaScript

## Languages

French

## Honors-Awards

Honors in Computer Science

# Page West

Engineering Lead at Offline Media, Inc.

Raleigh, North Carolina, United States

## Summary

Strong programmer with the creative mind for collaborating, designing, and developing software.

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## Experience

### Offline Media Inc.

Lead Developer

May 2013 - Present (9 years 4 months)

Raleigh, North Carolina

(2020 - Present) Meet your local concierge. We help thousands of paying members try something new in their city every single month, while helping our curated network of local business partners acquire passionate new customers.

(2014 - 2019) Offline was the fastest growing media company for millennials in Raleigh-Durham, Charlotte and Nashville, reaching over 1 million people each month, and driving over 9 million in local spending each year.

### Anventure, LLC

Consultant

April 2011 - October 2011 (7 months)

Winston-Salem, North Carolina

I worked for the GoCertify network of Anventure. There, I tested and fixed administrative database functionallity by adding error checking and handling. There was an emphasis on being thorough and complete so as not to damage data currently stored in the database.

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## Education

### North Carolina State University

Bachelor of Science (BS), Computer Science · (2009 - 2013)